Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(I) RESIGNATION OF NON-EXECUTIVE DIRECTOR;

(II) CHANGES IN CHAIRMAN OF THE BOARD AND CHAIRMAN
OF THE NOMINATION COMMITTEE; AND

(III) APPOINTMENT OF NON-EXECUTIVE DIRECTOR

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Director(s)”) of Kingsoft Cloud Holdings Limited (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) announces that Mr. Lei Jun (“Mr. Lei”) tendered his resignation as a non-executive Director with effect from March 25, 2026, due to his other business commitments. Following the resignation of Mr. Lei as a non-executive Director, he also ceased to act as the chairman of the Board, the chairman of the nomination committee of the Board (the “Nomination Committee”), and a member of the compensation committee of the Board (the “Compensation Committee”).

Mr. Lei confirmed that he has no claim against the Company and has no disagreement with the Board and there are no other matters with respect to his resignation that need to be brought to the attention of shareholders of the Company or The Stock Exchange of Hong Kong Limited. The Board believes that Mr. Lei’s resignation will not have any material adverse impact on the business operation or financial position of the Group.

Mr. Lei has served as a non-executive Director since the Company’s establishment in 2012 and as the chairman of the Board since 2015. The Board would like to express its sincere gratitude to Mr. Lei for his diligent efforts and remarkable contributions to the Group’s strategic positioning, resource integration and long-term development through his vision, insight, and exceptional leadership during his tenure of office, and wishes him every success in his future endeavours.

CHANGES IN CHAIRMAN OF THE BOARD AND CHAIRMAN OF THE NOMINATION COMMITTEE

Following the resignation of Mr. Lei, the Board is also pleased to announce that Mr. Zou Tao (“Mr. Zou”), the vice chairman of the Board, has been appointed as the chairman of the Board and the chairman of the Nomination Committee with effect from March 25, 2026.

Mr. Zou Tao, aged 50, has served as a Director and the acting CEO of the Company since December 2016 and August 2022, respectively. Mr. Zou joined Kingsoft Corporation Limited (together with its subsidiaries “Kingsoft Group”) in 1998, and has held various senior positions in Kingsoft Group. Mr. Zou graduated from Nankai University in June 1997.

The Board would like to express its warmest welcome to Mr. Zou on his new appointment.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Qu Heng (“Mr. Qu”) has been appointed as a non-executive Director, a member of the Nomination Committee and a member of the Compensation Committee with effect from March 25, 2026.

The biographical details of Mr. Qu are set out below:

Mr. Qu Heng, aged 44, is currently a vice president and chairman of the group technology committee of Xiaomi Corporation (HKEx: 1810 (HKD counter) and 81810 (RMB counter)). He joined Xiaomi Corporation in 2010 and served as the general manager of the ecosystem department of Xiaomi Corporation from 2018 to 2023. Prior to this, he served successively as an engineer, development manager, and project manager of Beijing Kingsoft Corporation Limited from 2005 to 2010. Mr. Qu received his bachelor’s degree and master’s degree in computer science and engineering from Beihang University and Harbin Institute of Technology in 2003 and 2013, respectively.

Mr. Qu has entered into a director agreement with the Company. The appointment shall be for an initial term of three years or until the third annual general meeting of the Company after his appointment (whichever is earlier), subject to re-election at the next annual general meeting of the Company in accordance with its articles of association. Either the Company or Mr. Qu may terminate the agreement by giving not less than 30 days’ written notice. Mr. Qu will not receive any director’s fee from the Company during his term in his capacity as a non-executive Director.

As of the date of this announcement, to the best knowledge and belief of the Board and having made all reasonable enquiries, and save as disclosed in this announcement, Mr. Qu (i) has not held any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (ii) does not have any interest in the securities of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)); (iii) does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities; and (iv) does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders (as each respectively defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”)) of the Company.

Save as disclosed in this announcement, there are no other matters which need to be brought to the attention of the shareholders of the Company regarding the appointment of Mr. Qu or any other information that need to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

The Board would like to express its warmest welcome to Mr. Qu.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, March 25, 2026

As at the date of this announcement, the Board comprises Mr. Zou Tao as chairman and executive Director, Mr. Qu Heng and Mr. Zhang Duo as non-executive Directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.

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